TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

SUPPL

11 September 2006

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 19 August 2006 to 8 September 2006 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

Rowan D J Adams
Deputy Company Secretary

Enc.

7 September 2006 – Tate & Lyle PLC

Tate & Lyle Value Added Seminar

Tate & Lyle PLC will be holding a seminar focussing on its Value Added strategy today in London, commencing at 9.45 am. The meeting will be hosted by Iain Ferguson, Chief Executive, and other senior executives and will be attended by institutional investors and stockbrokers' analysts.

Stanley Musesengwa, Chief Operating Officer, will provide an overview of Tate & Lyle's business and value added products and will explain the contribution that value added products make to overall profitability.

Peter Boynton, Senior Vice President, Industrial Ingredients, will give an update on industrial starches and bio-products.

Austin Maguire, President of Tate & Lyle Sucralose, will update on current trading in the division and the progress of the expansion projects in Alabama and Singapore.

Mark White, President of the Global Food Ingredients Group, will set out the Group's approach to consumer understanding and will give examples of successful collaboration with Tate & Lyle's customers which has resulted in new product launches.

In his conclusion, Iain Ferguson will comment on current trading and will reaffirm the statement made at the Annual General Meeting on 19 July 2006 that we continue to view the future with confidence and remain committed to our target for the profit contribution from total value added products to increase by 30% in the year to March 2007 from the £161 million reported last year.

The presentations given at the seminar will be available on our website (www.tateandlyle.com), after the start of the meeting.

Timing of Trading Update

In line with its regular practice, Tate & Lyle will issue a trading update on 2 October 2006, when entering a closed period in respect of the interim results to 30 September 2006. In addition to the announcement, a conference call for analysts and investors will be held at 9.30 am on 2 October. The call will be hosted by Iain Ferguson, Chief Executive, John Nicholas, Group Finance Director and Mark Robinson, Director of Investor Relations. Dial in details will be published shortly.

The interim results will be announced on 2 November 2006.

END

For more information contact Tate & Lyle PLC

Mark Robinson, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525

About Tate & Lyle:
Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on this website www.tateandlyle.com.

7 September 2006 – Tate & Lyle PLC

Tate & Lyle contributes £4.5 million to King's College London for research into nutrition and health

Tate & Lyle today announces that it will contribute £4.5 million over a five-year period to King's College London to set up a new centre for research into the link between nutrition and health. Collaboration between the company and the university dates back to the 1970s when research by scientists from King's College London and Tate & Lyle led to the development of the no-calorie sweetener SPLENDA® Sucralose.

The new 'Tate & Lyle Health Research Centre' at King's College London will include a clinical research facility (based at St. Thomas') and a carbohydrate nutrition research laboratory (based at the Waterloo Campus). The research will strengthen understanding of how carbohydrates can promote gut health and how different types of carbohydrate can reduce risk of metabolic syndrome (the group of disorders associated with heart disease and type II diabetes). Tate & Lyle's investment will support new appointments within the Centre, such as a Tate & Lyle Professor of Nutrition and Health and a Reader in Endocrinology and Diabetes. The Centre will also draw upon the clinical expertise at Guy's and St. Thomas' NHS Foundation Trust.

King's College London has a strong international reputation for its cross-disciplinary approach to nutrition and health, bringing together expertise in cardiovascular disease, gut health, reproductive health, molecular biology and nutrition. Current research includes the effect of low glycaemic carbohydrates on metabolic syndrome, the use of prebiotic carbohydrates to promote gut health, and the influence of diet and obesity during pregnancy on the risk of offspring developing high blood pressure and metabolic syndrome.

Tate & Lyle is currently developing ingredient solutions under its ENRICH™ service which enhance the nutritional benefit of food and beverages without compromising on taste. These solutions will address current health issues such as gut health (prebiotics and probiotics), satiety, paediatric health and vitamin and mineral enrichment.

Iain Ferguson, Chief Executive of Tate & Lyle said, "We are very proud to contribute to the development of this new research facility at King's College London and to support new research appointments. By combining Tate & Lyle's commercial experience in the food and beverage industry and King's expertise in health and nutrition we can share knowledge through the dissemination of our research and ultimately bring new products and technologies to market. This partnership has particular relevance to the future development of our ENRICH service, which has been created in response to increasing consumer demand for great tasting, good value products that enhance healthy lifestyles."

Professor Rick Trainor, Principal of King's College London added, "King's is delighted by the opportunities that this investment brings to improve the health and wellbeing of millions of people in this country and abroad. It also represents a significant alliance with a global business partner reinforcing King's track record of forming strategic partnerships based on its research excellence. Research with Tate & Lyle during the seventies led to the development of sucralose. We have great hopes for future translational research from this Centre at King's."

ENDS

For more information contact:

Public Relations Office, King's College London
Tel: 020 7848 3202 Email: pr@kcl.ac.uk

Tate & Lyle PLC:
Ferne Hudson (Press) Tel: +44(0)20 7626 6525
Mark Robinson (Investor Relations) Tel: +44(0)20 7626 6525

Notes to Editors:

King's College London
King's College London is the fourth oldest university in England with more than 13,700 undergraduates and nearly 5,600 graduate students in nine schools of study based at five London campuses. It is a member of the Russell Group: a coalition of the UK's major research-based universities. The College has had 24 of its subject-areas awarded the highest rating of 5* and 5 for research quality, demonstrating excellence at an international level, and it has recently received an excellent result in its audit by the Quality Assurance Agency.

King's has a particularly distinguished reputation in the humanities, law, international relations, medicine and the sciences, and has played a major role in many of the advances that have shaped modern life, such as the discovery of the structure of DNA. It is the largest centre for the education of healthcare professionals in Europe and is home to four Medical Research Council Centres – more than any other university.

King's is in the top group of UK universities for research earnings, with income from grants and contracts of more than £100 million, and has an annual turnover of more than £363 million. Website at: www.kcl.ac.uk

Tate & Lyle
Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on www.tateandlyle.com

Tate & Lyle PLC – 25 August 2006

Director/PDMR Shareholding

Tate & Lyle PLC ("the Company") was informed on 24 August 2006 that on 24 August 2006 Mr Stuart Strathdee, an Executive Director of the Company, exercised options over ordinary shares in the Company under the Tate & Lyle 1992 Executive Share Option Scheme as follows:

- options over 10,000 ordinary shares at 483 pence per share;
- options over 4,500 ordinary shares at 470.5 pence per share;
- options over 23,939 ordinary shares at 336 pence per share; and
- options over 16,110 ordinary shares at 428.25 pence per share.

He subsequently sold 54,549 ordinary shares at 727 pence per share.

Following this transaction, Mr Strathdee has an interest in 81,640 ordinary shares in the Company.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.